UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

Inter-Tel (Delaware), Incorporated
(Name of Issuer)
Common Stock
(Title of Class of Securities)
458372109
(CUSIP Number)
Steven G. Mihaylo P.O. Box 19790 Reno, Nevada 89511 (775) 338-4699
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copies to: Brian J. McCarthy, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Los Angeles, California 90071 (213) 687-5000 June 8, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	458372 109

1.	Names of Reporting Persons. Steven G. Mihaylo I.R.S. Identification Nos. of above persons (entities only). Not applicable.
2.	Check the Appropriate Box if a Member of a Group (see Instructions)
	(A) (B)	[_____] [_____]
3.	SEC Use Only
4.	Source of Funds (see Instructions) OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,189,748
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 5,189,748
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,189,748
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row 11 19.0%
14.	Type Of Reporting Person (See Instructions) IN

This Amendment No. 17 (“Amendment No. 17”) amends and supplements the Schedule 13D, dated March 3, 2006 (the “Original Schedule 13D”), and filed by Steven G. Mihaylo (“Mr. Mihaylo”) with the Securities and Exchange Commission (the “SEC”) on March 6, 2006, as amended by Amendment No. 1 thereto, dated April 10, 2006 and filed by Mr. Mihaylo with the SEC on April 10, 2006 (“Amendment No. 1”), Amendment No. 2 thereto, dated April 21, 2006 and filed by Mr. Mihaylo with the SEC on April 21, 2006 (“Amendment No. 2”), Amendment No. 3 thereto, dated May 8, 2006 and filed by Mr. Mihaylo with the SEC on May 8, 2006 (“Amendment No. 3”), Amendment No. 4 thereto, dated May 18, 2006 and jointly filed by Mr. Mihaylo and Vector Capital Corporation (“Vector”) with the SEC on May 18, 2006 (“Amendment No. 4”), Amendment No. 5 thereto, dated June 15, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on June 15, 2006 (“Amendment No. 5”), Amendment No. 6 thereto, dated June 29, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on June 29, 2006 (“Amendment No. 6”), Amendment No. 7 thereto, dated July 28, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on July 28, 2006 (“Amendment No. 7”), Amendment No. 8 thereto, dated August 21, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on August 21, 2006 (“Amendment No. 8”), Amendment No. 9 thereto, dated August 22, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on August 23, 2006 (“Amendment No. 9”), Amendment No. 10 thereto, dated August 25, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on August 25, 2006 (“Amendment No. 10”), Amendment No. 11 thereto, dated October 24, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on October 25, 2006 (“Amendment No. 11”), Amendment No. 12 thereto, dated November 8, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on November 9, 2006 (“Amendment No. 12”), Amendment No. 13 thereto, dated March 2, 2007 and jointly filed by Mr. Mihaylo and Vector with the SEC on March 6, 2007 (“Amendment No. 13”), Amendment No. 14 thereto, dated March 30, 2007 and filed by Mr. Mihaylo with the SEC on April 2, 2007 (“Amendment No. 14”), Amendment No. 15 thereto, dated June 4, 2007 and filed by Mr. Mihaylo with the SEC on June 5, 2007 (“Amendment No. 15”), and Amendment No. 16, dated June 4, 2007 and filed by Mr. Mihaylo with the SEC on June 6, 2007 (“Amendment No. 16, and, collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14 and Amendment No. 15, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (“Common Stock”), of Inter-Tel (Delaware), Incorporated, a Delaware corporation (“Inter-Tel” or the “Company”), formerly known as Inter-Tel, Incorporated, an Arizona corporation. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

The response to Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 4:

Preliminary Proxy Statement

On June 8, 2007, Mr. Mihaylo filed a preliminary proxy statement with the SEC in connection with the 2007 Special Meeting. Pursuant to Mr. Mihaylo’s preliminary proxy statement, Mr. Mihaylo is soliciting proxies from holders of shares of Inter-Tel Common Stock to vote against a proposal put forth by Inter-Tel to adopt the Merger Agreement and against a proposal put forth by Inter-Tel to adjourn or postpone the 2007 Special Meeting, if necessary or

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appropriate, to solicit additional proxies if there are not sufficient votes in favor of adoption of the Merger Agreement at the 2007 Special Meeting.

CERTAIN INFORMATION CONCERNING PARTICIPANTS

Mr. Mihaylo, Summit Growth Management LLC and the Steven G. Mihaylo Trust are participants (the “Participants”) in the solicitation of proxies by Mr. Mihaylo from stockholders of Inter-Tel in connection with the 2007 Special Meeting. The Participants have filed a preliminary proxy statement with the Securities and Exchange Commission in connection with the 2007 Special Meeting, and plan to mail a definitive proxy statement and accompanying proxy card to the Company’s stockholders when completed.

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PRELIMINARY PROXY STATEMENT THAT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND THE DEFINITIVE PROXY STATEMENT AND OTHER PROXY MATERIALS THAT ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE PRELIMINARY PROXY STATEMENT IS, AND THE DEFINITIVE PROXY STATEMENT AND SUCH OTHER PROXY MATERIALS WILL BE, AVAILABLE AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THE SOLICITATION WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT (WHEN AVAILABLE), WITHOUT CHARGE, UPON REQUEST. REQUESTS FOR COPIES OF THE DEFINITIVE PROXY STATEMENT SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR, MACKENZIE PARTNERS, INC., AT ITS TOLL FREE NUMBER: 1 (800) 322-2885.

Information relating to the Participants is contained in the preliminary proxy statement filed by the participants with the Securities and Exchange Commission.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	June 11, 2007

/s/ Steven G. Mihaylo
STEVEN G. MIHAYLO

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